FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Farxiga reduced risk of CV death or worsening HF

30 August 2022 07:00 BST

Farxiga significantly reduced the risk of cardiovascular death or worsening of heart failure in patients with mildly reduced or preserved ejection fraction in DELIVER Phase III trial

Results presented at European Society of Cardiology Congress 2022, and published in New England Journal of Medicine

Data extend the clinically meaningful benefits of Farxiga in patients with heart failure regardless of ejection fraction

Heart failure is a chronic, progressive disease impacting nearly 64 million people

Detailed results from the DELIVER Phase III trial showed AstraZeneca's Farxiga (dapagliflozin) significantly reduced the composite of cardiovascular (CV) death or worsening heart failure (HF) in patients with HF and mildly reduced or preserved ejection fraction (EF), compared to placebo. The results were presented today at the European Society of Cardiology Congress 2022 in Barcelona, Spain, and simultaneously published in The New England Journal of Medicine1.

Farxiga reduced the composite outcome of CV death or worsening of HF by 18% (p<0.001, 16.4% in the dapagliflozin group and 19.5% in the placebo group over a median follow-up of 2.3 years). All individual components contributed to the superiority of the primary endpoint. The findings were consistent across key subgroups examined and extend the benefits of Farxiga to the full spectrum of patients with HF irrespective of left ventricular ejection fraction (LVEF) status. The trial results also showed a symptom benefit in patient-reported outcomes measured by the Kansas City Cardiomyopathy Questionnaire (KCCQ) total symptom score1.

Dr. Scott Solomon, Professor of Medicine at Harvard Medical School and Brigham and Women's Hospital and Principal Investigator of the DELIVER Phase III trial, said: "These results from DELIVER are important for patients and clinical care as it shows that dapagliflozin is effective regardless of ejection fraction and therefore can be used as foundational therapy in all eligible patients with heart failure. Earlier HFpEF trials have shown attenuation in the highest LVEF but with dapagliflozin results are consistent across the LVEF range. The findings also reinforce most recent treatment guidelines, recommending earlier initiation of guideline-directed medical treatment and may support broader use of SGLT2 inhibitors in clinical practice."

The updated 2022 joint HF guidelines issued by the American College of Cardiology, the American Heart Association and the Heart Failure Society of America, now recommend sodium-glucose cotransporter 2 (SGLT2) inhibitors such as Farxiga for HF with mildly reduced EF (HFmrEF) and HF with preserved EF (HFpEF). This expands upon previous recommendations supporting the use of SGLT2 inhibitors in HF with reduced EF (HFrEF)2.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca, said:
"Heart failure patients with LVEF greater than 40% are the most difficult to treat with few treatment options available to them. We are proud to share the groundbreaking DELIVER results, which have expanded our understanding of the complexities of HF. These data build upon our previous studies demonstrating cardiorenal protection of Farxiga across patients with type-2 diabetes, chronic kidney disease and heart failure."

DELIVER was designed with broader inclusion criteria than prior trials in this patient population to also include patients who were hospitalised, recently hospitalised, or those with HF with improved LVEF, for whom evidence-based therapy is limited1,2. These findings build upon the previously reported results from DAPA-HF, the only SGLT2 inhibitor outcomes trial in HF to demonstrate a significant reduction in mortality, to provide further evidence to support the use of Farxiga as foundational therapy for patients with HF, regardless of ejection fraction.

The safety and tolerability profile of Farxiga in the DELIVER Phase III trial was consistent with the well-established safety profile of the medicine.

Notes

HF
HF is a chronic, long-term condition that worsens over time3. It affects nearly 64 million people globally and is associated with substantial morbidity and mortality4,5. Chronic HF is the leading cause of hospitalisation for those over the age of 65 and represents a significant clinical and economic burden6. There are several types of HF often defined by LVEF, a measurement of the percentage of blood leaving the heart each time it contracts, including: HFrEF (LVEF less than or equal to 40%), HFmrEF (LVEF 41-49%) and HFpEF (LVEF greater than or equal to 50%)2. Approximately half of all HF patients have HFmrEF or HFpEF, with few therapeutic options available2,7.

DELIVER
DELIVER was an international, randomised, double-blind, parallel-group, placebo-controlled, event-driven Phase III trial designed to evaluate the efficacy of Farxiga, compared with placebo, in the treatment of HF patients with LVEF greater than 40%, with or without T2D. Farxiga was given once daily in addition to background therapy (regional standard of care [SoC] for all comorbidities, including diabetes and hypertension, with the exception of concomitant use of a SGLT2 inhibitor)8.DELIVER is the largest clinical trial to date in HF patients with LVEF above 40%, with 6,263 randomised patients8,9.

The primary endpoint was the time to first occurrence of CV death, hospitalisation for HF (hHF) or an urgent HF visit. The secondary endpoint includes the total number of HF events (hHF or urgent HF visit) and CV death, change from baseline in the total symptom score of the KCCQ at eight months, time to the occurrence of CV death and time to the occurrence of death from any cause8.

Farxiga
Farxiga (dapagliflozin) is a first-in-class, oral, once-daily SGLT2 inhibitor. Research has shown Farxiga's efficacy in preventing and delaying cardiorenal disease, while also protecting the organs - important findings given the underlying links between the heart, kidneys and pancreas10-12. Damage to one of these organs can cause the other organs to fail, contributing to leading causes of death worldwide, including type-2 diabetes (T2D), HF and chronic kidney disease (CKD)4,13-15.

Farxiga is approved for adults and children aged 10 years and above for the treatment of insufficiently controlled T2D mellitus as an adjunct to diet and exercise. Farxiga is also approved for the treatment of HFrEF and the treatment of CKD based on the findings of the DAPA-HF and DAPA-CKD Phase III trials.

DapaCare is a robust programme of clinical trials to evaluate the potential CV, renal and organ protection benefits of Farxiga. It includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience. Farxiga is currently being tested in patients without T2D following an acute myocardial infarction or heart attack in the DAPA-MI Phase III trial - a first of its kind, indication-seeking registry-based randomised controlled trial.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection and improving outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and CV health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Solomon S, et al. Dapagliflozin in Heart Failure with Mildly Reduced or Preserved Ejection Fraction. N Engl J Med 2022 [cited 2022 Aug 27] Available from: www.nejm.org/doi/full/10.1056/NEJMoa2206286

2.   Heidenreich PA, et al. 2022 AHA/ACC/HFSA Guideline for the Management of Heart Failure: A report of the American College of Cardiology/American Heart Association Joint Committee on Clinical Practice Guidelines. J Am Coll Cardiol. 2022;79(17):e263-421.

3.   Cleveland Clinic [Internet]. Heart failure; [cited 2022 Jul 26] Available from: https://my.clevelandclinic.org/health/diseases/17069-heart-failure-understanding-heart-failure

4.   Vos T, et al. Global, regional, and national incidence, prevalence, and years lived with disability for 328 diseases and injuries for 195 countries, 1990-2016: A systematic analysis for the Global Burden of Disease Study 2016. Lancet 2017; 390(10100):1211-59.

5.   Mozaffarian D, et al. Heart disease and stroke statistics-2016 update. Circulation. 2016; 133(4):e38-360.

6.   Azad N, et al. Management of chronic heart failure in the older population. J Geriatr Cardiol. 2014; 11(4):329-37.

7.   Dunlay SM, et al. Epidemiology of heart failure with preserved ejection fraction. Nat Rev Cardiol 2017;14(10):591-602.

8.   Solomon SD, et al. Dapagliflozin in heart failure with preserved and mildly reduced ejection fraction: rationale and design of the DELIVER trial. Eur J Heart Fail 2021; 23(7):1217-25.

9.   Clinicaltrials.gov [Internet]. Dapagliflozin Evaluation to Improve the LIVEs of Patients With Preserved Ejection Fraction Heart Failure; [cited 2022 Jul 26]. Available from: https://clinicaltrials.gov/ct2/show/NCT03619213.

10.  McMurray JJV, et al. Dapagliflozin in patients with heart failure and reduced ejection fraction. N Engl J Med 2019; 381(21):1995-2008.

11.  Heerspink HJL, et al. Dapagliflozin in patients with chronic kidney disease. N Engl J Med 2020; 383(15):1436-46.

12.  Wiviott SD, et al. for the DECLARE-TIMI 58 Investigators. Dapagliflozin and cardiovascular outcomes in type-2 diabetes [article and supplementary appendix]. N Engl J Med 2019; 380(4):347-57.

13.  Mayo Clinic [Internet]. Heart failure, 2020; [cited 2022 Jul 26]. Available from: https://www.mayoclinic.org/diseases-conditions/heart-failure/symptoms-causes/syc-20373142.

14.  Centers for Disease Control and Prevention (CDC) [Internet]. A snapshot: Diabetes in the United States, 2020; [cited 2022 Jul 26]. Available from: https://www.cdc.gov/diabetes/library/socialmedia/infographics/diabetes.html.

15.  National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) [Internet]. Heart disease & kidney disease, 2016; [cited 2022 Jul 26]. Available from: https://www.niddk.nih.gov/health-information/kidney-disease/heart-disease.

Adrian Kemp
Company Secretary
AstraZeneca PLC

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 August 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary